UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

HEALTHTRONICS, INC.

(Name of Subject Company)

HEALTHTRONICS, INC.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Clint B. Davis

Senior Vice President and General Counsel

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

(512) 328-2892

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 19, 2010 with the Securities and Exchange Commission by HealthTronics, Inc., a Georgia corporation (the “Company”), as amended by Amendment No. 1 thereto filed on June 1, 2010, as amended by Amendment No. 2 thereto filed on June 21, 2010, as amended by Amendment No. 3 thereto filed on June 25, 2010 and as amended by Amendment No. 4 thereto filed on July 2, 2010 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), through its wholly-owned subsidiary, HT Acquisition Corp., a Georgia corporation (“Purchaser”), to purchase all of the outstanding shares of common stock, no par value, of the Company (the “Shares”) for $4.85 per Share, net to the seller in cash (less any required withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 2010, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of Item 8:

Parent Announces End of Subsequent Offering Period and Results of Offer

At 5:00 p.m., New York City time, on Friday, July 9, 2010, the subsequent offering period of the Offer expired. Based on preliminary information from American Stock Transfer & Trust Company, the depositary agent, as of the expiration of the subsequent offering period of the Offer, a total of 42,011,700 Shares were validly tendered and not withdrawn in the Offer, representing approximately 92.5% of the Shares outstanding.

On July 12, 2010, Parent issued a press release announcing that Purchaser has accepted for payment all Shares that were validly tendered during the subsequent offering period of the Offer. In addition, Parent announced that, to complete the acquisition of 100% of the Shares, Parent effected a short-form merger in which Purchaser merged with and into the Company, with the Company surviving the merger and continuing as a wholly-owned subsidiary of Parent. The full text of the press release is attached as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(L)	Press Release issued by Parent, dated as of July 12, 2010 (incorporated by reference to Exhibit (a)(5)(J) to Amendment No. 4 to the Schedule TO filed on July 12, 2010).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEALTHTRONICS, INC.

By:	/S/ JAMES S.B. WHITTENBURG
Name: James S.B. Whittenburg
Title: President and Chief Executive Officer

Dated: July 12, 2010

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